Non-Confidential
Information
–
Horizon
Pharma
plc
Published Analyst Reports and Investors That We Have Spoken
With Are Overwhelmingly Supportive
Source: Wall Street Research.
Note:
Permission to use quoted material was neither sought nor obtained.
(1)
Factset and NASDAQ.
“The perception that this deal may
not generate an adequate amount of
synergies to be attractive does not
make sense to us.
If we looked
through Horizon's past deal
transaction history, none was built
on cost cutting -
rather all were
based on generating revenue upside
from increased promotion and better
pharmacy pull through. We see the
Depomed deal as being no different.”
Difei
Yang
Brean
Capital, 7/8/2015
“Per our earlier note, we believe the
asset is worth more in the hands of
Horizon given the greater S&M
resources Horizon could provide, cost
savings opportunity, ability to
refinance the 10.75% debt and
expected reduction of the tax
burden.”
Randall Stanicky
RBC, 7/21/2015
“Viewing the proposed Depomed
transaction within that broader
context of Horizon's evolution, we
believe this transaction makes
exceedingly good strategic sense, is
nicely value creating and provides
enhanced and durable
diversification.”
Ken Cacciatore
Cowen and Company, 7/21/2015
“The debate whether Depomed
overpaid for Nucynta is yet to be
determined, but we believe this is a
growth product and the numbers
work better within Horizon with the
significant tax advantages.”
Marc Goodman
UBS, 7/7/2015
“We continue to view a HZNP-DEPO
combination as attractive, and
believe HZNP has made a strong case
to DEPO shareholders.”
Annabel Samimy
Stifel, 8/3/2015
25
As of 6/30/2015, Horizon Shareholders Owned 66%
(1)
of Depomed’s Outstanding Shares
Exhibit (a)(5)(D)